Exhibit 99.5

ACTIMIZE LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2006 (audited) and June 30, 2007 (unaudited)	F-3
Consolidated Statements of Operations for the year ended December 31, 2006 (audited) and for the six months ended June 30, 2006 and 2007 (unaudited)	F-4
Statements of Changes in Shareholders’ Equity for the year ended December 31, 2006 (audited) and for the six months ended June 30, 2006 and 2007 (unaudited)	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2006 (audited) and for the six months ended June 30, 2006 and 2007 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Auditors

To the Board of Directors and Shareholders of

Actimize Ltd.

We have audited the accompanying consolidated balance sheet of Actimize Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel Aviv, Israel
April 12, 2007

Actimize Ltd. and Subsidiaries Consolidated Balance Sheet U.S. dollars in thousands
	December 31, 2006	June 30, 2007
Assets		(unaudited)
Current assets:
Cash and cash equivalents	$6,084	$5,393
Marketable securities	9,858	6,833
Accounts receivable, net	4,567	6,346
Prepaid expenses	967	982
Other current assets	339	847
Total current assets	21,815	20,401
Property and equipment, net	509	565
Restricted cash	296	268
Other assets	349	381
Total assets	$22,969	$21,615
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$738	$830
Payroll and benefit related liabilities	3,355	2,797
Deferred revenue	10,055	6,286
Other payables and accrued expenses	1,366	1,954
Total current liabilities	15,514	11,867
Restricted shares	557	605
Accrued severance liability	357	400
Total liabilities	16,428	12,872
Commitments and contingencies (Note 10)
Shareholders’ Equity:
Convertible preferred shares, NIS 0.01 par value; 33,787,129 shares authorized as of December 31, 2006 and June 30, 2007 (Unaudited); 30,602,550 shares issued and outstanding as of December 31, 2006 and June 30, 2007 (Liquidation preference of $34,147 and $34,839 as of December 31, 2006 and June 30, 2007(Unaudited), respectively)	68	68
Ordinary shares, NIS 0.01 par value; 60,000,000 shares authorized as of December 31, 2006 and June 30, 2007 (Unaudited); 3,076,000 Ordinary A shares issued and outstanding as of December 31, 2006 and June 30, 2007 (Liquidation preference of $350 as of December 31, 2006 and June 30, 2007 (Unaudited)); 2,729,677, and 4,021,427 ordinary shares issued and outstanding as of December 31, 2006 and June 30, 2007 (Unaudited), respectively	13	17
Additional paid-in capital	25,677	26,682
Unrealized loss on marketable securities	(9)	(4)
Accumulated deficit	(19,208)	(18,020)
Total shareholders’ equity	6,541	8,743
Total liabilities and shareholders’ equity	$22,969	$21,615

Actimize Ltd. and Subsidiaries Consolidated Statements of Operations U.S. dollars in thousands

	Year Ended December 31,	Six Months Ended June 30,
	2006	2006	2007
		(unaudited)
Revenues:
License fees	$13,463	$6,128	$8,771
Professional services	8,628	3,934	6,695
Maintenance	4,382	1,774	3,382
Total revenues	26,473	11,836	18,848

Cost of revenues:
License fees	1,252	419	1,067
Professional services (including share-based compensation of $60 in 2006 and $25 and $80 for the six months ended June 30, 2006 and 2007, respectively)	6,951	3,039	5,399
Maintenance (including share-based compensation of $4 in 2006 and $2 and $3 for the six months ended June 30, 2006 and 2007, respectively)	658	326	495
Total cost of revenues	8,861	3,784	6,961

Gross profit	17,612	8,052	11,887
Operating expenses:
Research and development, net (including share-based compensation of $145 in 2006 and $71 and $75 for the six months ended June 30, 2006 and 2007, respectively)	4,024	1,812	2,865
Sales and marketing (including share-based compensation of $259 in 2006 and $110 and $199 for the six months ended June 30, 2006 and 2007, respectively)	9,258	4,396	6,367
General and administrative (including share-based compensation of $351 in 2006 and $138 and $136 for the six months ended June 30, 2006 and 2007, respectively)	3,091	1,474	1,705
Total operating expenses	16,373	7,682	10,937
Income from operations	1,239	370	950
Interest and other income, net	558	208	238

Net income	$1,797	$578	$1,188

Actimize Ltd. and Subsidiaries Statements of Changes in Shareholders' Equity U.S. dollars in thousands (except share data)

	Convertible Preferred Shares		Ordinary Shares			Additional Paid-in Capital	Unrealized gain (loss) on marketable securities	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Trust Shares	Amount

Balance at January 1, 2006	30,602,549	$68	5,051,033	—	$12	$24,850	$(25)	$(21,005)	$3,900
Net income	—	—	—	—	—	—	—	1,797	1,797
Unrealized gain on marketable securities	—	—	—	—	—	—	16	—	16
Compensation related to options granted to employees	—	—	—	—	—	819	—	—	819
Repurchase of shares	—	—	(31,500)	31,500	—	(19)	—	—	(19)
Issuance of restricted shares	—	—	696,298	(31,500)	—	—	—	—	—
Exercise of stock options	—	—	89,846	—	1	27	—	—	28
Balance at December 31, 2006	30,602,549	68	5,805,677	—	13	25,677	(9)	(19,208)	6,541
Net income	—	—	—	—	—	—	—	1,188	1,188
Unrealized gain on marketable securities	—	—	—	—	—	—	5	—	5
Compensation related to options granted to employees	—	—	—	—	—	493	—	—	493
Issuance of restricted shares	—	—	240,000	—	—	—	—	—	—
Vesting of restricted shares	—	—	—	—	8	143	—	—	151
Exercise of stock options	—	—	1,051,750	—	4	361	—	—	365
Balance at June 30, 2007 (unaudited)	30,602,549	$68	7,097,427	—	$17	$26,682	$(4)	$(18,020)	$8,743

Actimize Ltd. and Subsidiaries Consolidated Statements of Cash Flows U.S. dollars in thousands

	Year Ended December 31,	Six Months Ended June 30,
	2006	2006	2007
		(unaudited)
Cash flows from operating activities:
Net income	$1,797	$578	$1,188
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	170	63	125
Compensation related to options granted to employees	819	346	493
Increase in accounts receivable, net	(2,925)	(1,894)	(1,779)
Increase in prepaid expenses and other assets	(334)	(861)	(523)
Increase (decrease) in accounts payable	146	(229)	92
Increase (decrease) in payroll and benefit related liabilities	1,103	450	(558)
Increase (decrease) in deferred revenue	1,107	(91)	(3,769)
Increase (decrease) in other liabilities and accrued expenses	347	(182)	588
Increase in accrued severance liability, net	38	27	11
Net cash provided by (used in) operating activities	2,268	(1,793)	(4,132)
Cash flows from investing activities:
Purchases of property and equipment	(349)	(56)	(181)
Decrease in restricted cash	189	200	28
Proceeds from sale and redemption of available for sale securities	12,927	—	3,030
Purchase of available for sale securities	(16,138)	(1,363)	—
Net cash (used in) provided by investing activities	(3,371)	(1,219)	2,877
Cash flows from financing activities:
Proceeds from issuance of restricted shares	557	557	199
Proceeds from exercise of stock options	28	11	365
Repurchase of shares	(19)	—	—
Net cash provided by financing activities	566	568	564
Net decrease in cash and cash equivalents	(537)	(2,444)	(691)
Cash and cash equivalents, beginning of period	6,621	6,621	6,084
Cash and cash equivalents, end of period	$6,084	$4,177	$5,393

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

1.	Organization and Operations

Actimize Ltd. (together with its subsidiaries, the “Company”) was incorporated in December 1999 under the laws of the State of Israel and commenced operations in January 2000. The Company develops, markets and sells enterprise software solutions for Operational Risk Management including Anti-Money Laundering, Fraud Prevention, and Regulatory Compliance solutions. The Company’s solutions are currently implemented by financial services institutions including banks, brokerages, and insurance firms as well as regulatory bodies and government agencies.

Actimize Inc. was incorporated in September 2001 under the laws of the State of Delaware for the purpose of marketing and selling the Company’s products and services in the United States. Actimize UK Limited was established in May 2004 under the laws of the United Kingdom for the purpose of marketing and selling the Company’s products and services in Europe. Actimize Japan KK was established in May 2007 under the laws of Japan for the purpose of marketing and selling the Company’s products and services in Japan.

2.	Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management involve the assessment of percentage of completion for revenue recognition of license agreements accounted for using contract accounting, collectibility of accounts receivable, the determination of the allowance for doubtful accounts, the computation of the Company’s effective tax rate and deferred tax assets and liabilities, and the determination of the fair market value of its ordinary shares and stock options granted to its employees and directors. Actual results can differ from those estimates.

Interim Financial Information

The consolidated balance sheet as of June 30, 2007 and the related consolidated statements of operations and cash flows for the six months ended June 30, 2006 and 2007 and the statement of changes in shareholders’ equity for the six months ended June 30, 2007 are unaudited. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management’s opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements.

Principles of Consolidation

The consolidated financial statements include the financial statements of Actimize Ltd. and its subsidiaries. As of December 31, 2006 and June 30, 2007, all of the Company’s subsidiaries were wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

Financial Statements in U.S. Dollars

Substantially all of the Company’s revenues are generated outside of Israel. Most of the Company’s revenues are denominated in U.S. Dollars and most marketing costs are incurred outside of Israel, primarily in transactions denominated in U.S. Dollars. The Company’s management believes that the U.S. Dollar is the primary currency of the primary economic environment in which the Company and each of its subsidiaries operate. Accordingly, the U.S. Dollar is used as the Company’s and each of its subsidiaries’ functional and reporting currency.

Transactions and balances originally denominated in foreign currencies are remeasured into U.S. Dollars at the spot rate in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations as interest and other income, net, as appropriate.

Cash Equivalents

Cash equivalents consist of investments in highly liquid short-term instruments with maturities of three months or less when purchased and are stated at cost. Interest is accrued as earned.

Marketable Securities

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). Management determines the appropriate classification of its investments at the time of purchase and reevaluates such classification at each balance sheet date. The Company classifies all of its marketable securities as “available-for-sale.” The Company carries these investments at fair value, based on quoted market prices. Unrealized gains and losses, are reported in a separate component of stockholders’ equity in accumulated other comprehensive income or loss. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of operations. Impairment losses are recognized when the Company has determined that an other-than-temporary decline in fair value has occurred.

Marketable securities consist of corporate, government, municipal and money market securities.

It is the Company’s policy to review its marketable equity securities classified as investments on a regular basis to evaluate whether or not any security has experienced an other-than-temporary decline in fair value. The Company’s policy includes, but is not limited to, reviewing the cash position, earnings/revenue outlook and stock price performance over the past six months. If the Company believes that an other-than-temporary decline exists in one of its marketable equity securities, it is the Company’s policy to write down these equity investments to the market value and record the related write-down as an investment loss on its consolidated statements of operations.

Auction rate securities have been classified as available-for-sale short-term marketable securities. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. Auction rate securities have interest rate resets through a modified Dutch auction, at predetermined short-term intervals, usually every 7, 28, or 35 days. They trade at par and are callable at par on any interest payment date at the option of the issuer. Interest paid during a given period is based upon the interest rate determined during the prior auction. Auction rate securities are reported at cost, which approximates fair market value, due to the interest rate reset feature of these securities. As such, no unrealized gains or losses related to these securities were recognized during the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007.

Restricted Cash

Restricted cash is primarily invested in certificates of deposit, which mature within one year and is used as security for the Company’s office leases.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

Property and Equipment, net

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets at the following annual rates:

Computers, software and peripheral equipment	33%
Office furniture and equipment	7-15%
Leasehold improvements	Shorter of the lease term or the life of the asset

Maintenance, repairs and minor replacements are charged to expense as incurred.

Valuation of Long-Lived Assets

The Company reviews the recoverability of the carrying amounts of its long-lived assets, consisting of property and equipment, by assessing the estimated future undiscounted cash flows attributable to such assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying value of a long-lived asset is considered impaired, the Company recognizes a loss based on the difference between the carrying amount and the fair value of that asset in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). No such impairment loss was recorded during the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (“SFAS 130”), establishes standards for reporting and displaying comprehensive net income (loss) and its components in shareholders’ equity. SFAS 130 requires the components of other comprehensive income (loss), such as changes in the fair value of available-for-sale securities, to be added the Company’s net income (loss) to arrive at comprehensive net income (loss). Other comprehensive income (loss) items have no impact on net income (loss) as presented on the Company’s consolidated statement of operations. Comprehensive income was as follows for the periods indicated:

	Year Ended December 31,	Six Months Ended June 30,
	2006	2006	2007
		(unaudited)
Net income	$1,797	$578	$1,188
Other comprehensive income:
Unrealized gain on marketable securities	16	—	5
Comprehensive income	$1,813	$578	$1,193

Revenue Recognition

The Company generates revenues primarily from licensing the rights to use its software products. The Company also generates revenues from the provision of implementation services, maintenance and support. The Company sells its products through its direct sales force and strategic partners.

Revenues from software arrangements that do not require significant customization, integration and installation, are recognized in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition, as amended (“SOP 97-2”), when persuasive evidence of an agreement exists, delivery of the software has occurred, the fee is fixed or determinable and collection of the receivable is probable. In transactions, where a customer’s contractual terms include a provision for customer acceptance of the software license, revenue is deferred and recognized either when such customer acceptance has been obtained or when the acceptance period has expired.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

The Company accounts for software arrangements containing multiple elements wherein vendor-specific objective evidence of fair value (“VSOE”) exists for all of the undelivered elements and VSOE does not exist for the delivered elements in accordance with the residual method prescribed by AICPA Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions (“SOP 98-9”). Under the residual method, the Company defers revenue for the VSOE of its undelivered elements (maintenance, support and other services) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software license) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. The VSOE of the undelivered elements is determined based on the price charged for each undelivered element when sold separately.

Revenues from professional services are recognized when the services are delivered, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, no significant Company obligations remain and collection of the receivable is probable.

Revenues from maintenance and support agreements are recognized on a straight-line basis over the term of the maintenance and support agreements, provided that persuasive evidence of an agreement exists, services are provided, the fee is fixed or determinable and collection of the receivable is probable.

Arrangements for the licensing of software products that include services are evaluated to determine whether those services are essential to the functionality of other elements included in each arrangement. When services are not considered essential to the functionality, the revenues allocable to the services are recognized as the services are performed. When services are considered essential to the functionality, contract accounting is applied, as described below.

Revenue from software arrangements that require significant customization, integration and installation, are recognized in accordance with AICPA Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”), using the percentage of completion method, in accordance with the input method based on the relationship of actual labor hours incurred to total labor hours estimated to be incurred over the duration of the contract. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage of completion achieved. The revenues from such arrangements are allocated between license revenues and professional services revenues to reflect the portion of each revenue source separately. For that purpose VSOE for the services elements is applied to the revenue classification for that element and the residual portion of the total fees is allocated to the license classification. Total license revenues and professional services revenues recognized in accordance with SOP 81-1 were for the year ended December 31, 2006 $6,303 and $4,361, respectively, for the six months period ended June 30, 2006 (unaudited) $2,727 and $1,893, respectively, and for the six months period ended June 30, 2007 (unaudited) $4,101 and $3,221, respectively. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar contracts and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. As of December 31, 2006 and June 30, 2007 (unaudited), no such estimated losses were identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company considers all arrangements with payment terms extending beyond its customary payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Payments from customers that are received in advance of revenue recognition are recorded as deferred revenue.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

Research and Development, Net

Costs incurred in connection with the research and development of the Company’s products are expensed as incurred and are presented net of grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred, since it is not probable that they will be repaid. During the year ended December 31, 2006, the Company recognized OCS grants of $1,426. During the six months ended June 30, 2006 and 2007, the Company recognized OCS grants of $645 and $666, respectively (unaudited).

Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed (“SFAS 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant.

Stock-based Compensation

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and generally requires instead that such transactions be accounted for using a fair-value-based method. The Company adopted SFAS 123R beginning January 1, 2006.

SFAS 123R requires the use of a valuation model to calculate the fair value of stock-based awards. The Company has elected to use the Black-Scholes option-pricing model to determine the fair value of stock-based awards on the dates of grant. The assumptions about stock-price volatility have been based exclusively on the volatilities of publicly traded companies that, in management’s opinion, are comparable to the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following weighted average assumptions were used to estimate the fair values of the stock options granted during the year ended December 31, 2006: (1) risk-free interest rate 4.60%; (2) dividend yield of 0.00%; (3) expected life of five years; and (4) volatility of 65%. During the six months ended June 30, 2006 and 2007, the following weighted average assumptions were used (unaudited): (1) risk-free interest rate of 4.52% and 4.66%, respectively; (2) dividend yield of 0.00%; (3) expected life of five years; and (4) volatility of 67% and 75%, respectively.

The Company has elected the modified prospective transition method as permitted by SFAS 123R and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under this method, beginning January 1, 2006, the Company will recognize stock-based compensation over the requisite service period using the straight-line method for all new and unvested stock-based awards that are ultimately expected to vest based on (a) the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) for all share-based awards granted prior to, but not yet vested as of January 1, 2006 and (b) the grant date fair value estimated in accordance with the provisions of SFAS 123R for all share-based awards granted subsequent to January 1, 2006.

As a result of adopting Statement 123R on January 1, 2006, the Company’s net income was reduced for the year ended December 31, 2006, by $819, than if it had continued to account for share-based compensation under APB 25.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 107 (“SAB No. 107”). In accordance with SAB 107, stock-based compensation is recorded in the same lines as cash compensation paid to the same individuals.

Prior to the adoption of SFAS 123R, the Company accounted for its employee stock-based compensation using the intrinsic value method prescribed by APB 25.

The Company applies SFAS 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services (“EITF 96-18”), with respect to warrants issued to non-employees. SFAS 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF 96-18.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”), which requires the use of the liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At December 31, 2006 and June 30, 2007, the carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable and accounts payable approximate their fair values, due to the short-term maturities of these instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, restricted cash, marketable securities and accounts receivables. Cash and cash equivalents are maintained by major financial institutions in the United States and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s accounts receivables are principally derived from sales to large financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company does not generally require collateral from its customers and substantially all of its accounts receivables are unsecured. The Company maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectibility of each account. As of December 31, 2006 and June 30, 2007 (unaudited), the allowance for doubtful accounts amounted to $113. To date, the Company has not experienced any material losses on its accounts receivables. The risk of collection associated with accounts receivables is mitigated by the diversity and number of customers.

No single customer accounted for more than 10% of total revenues for the year ended December 31, 2006. The following table summarizes revenues from customers who constituted in excess of 10% of total revenues for the six months ended June 30, 2006 and 2007:

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2006	2007
	(unaudited)
Customer A	(A )	13.1%
Customer B	11.1%	(A	)
Customer C	12.5%	(A	)
______________
(A) -	revenues from this customer amounted to less than 10% of total revenues for the period.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to SFAS 109, including tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted this new interpretation effective January 1, 2007, which did not have a significant impact on its consolidated financial position, results of operations or liquidity.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 does not require new fair value measurements but rather defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 to have a significant impact on its consolidated financial position, results of operations or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities – Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a significant impact on its consolidated results of operations, financial position or liquidity.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)
3.	Marketable Securities

Available-for-sale investments as of December 31, 2006 were as follows:

	Gross Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Certificates of deposits	$5,367	$—	$(9)	$5,358
Auction rate securities	4,500	—	—	4,500
Total investments in available-for-sale securities	$9,867	$—	$(9)	$9,858

The following table summarizes the fair value and gross unrealized losses related to the available-for-sale debt securities, aggregated by type of investment and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006:

	Less Than 12 Months
	Fair Value	Gross Unrealized Losses
Certificates of deposit	$5,358	$9
Auction rate securities	4,500	—

All of the Company’s available-for-sale securities as of December 31, 2006 had contractual maturities of less than one year. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the Company may need to sell the investment to meet its cash needs.

4.	Property and Equipment, Net

Property and equipment consists of the following:

December 31,
2006

Computers, software and peripheral equipment	$1,016
Office furniture and equipment	135
Leasehold improvements	8
1,159
Less: accumulated depreciation and amortization	(650)
Property and equipment, net	$509

Depreciation and amortization expense was $170 for the year ended December 31, 2006.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

5.	Other Payables and Accrued Expenses

Other payables and accrued expenses consist of the following:

December 31,
2006

Government authorities	$375
Accrued royalties payable to OCS	355
Accrued rent	93
Accrued professional fees	134
Other	409
Total	$1,366
6.	Accrued Severance Liability

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these severance pay funds and insurance policies was $284 and is included in other assets as of December 31, 2006. Severance pay expenses for the year ended December 31, 2006 were approximately $337.

7.	Shareholders’ Equity

The Company’s capital consisted of the following as of December 31, 2006:

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
Preferred Shares
Series C Convertible Preferred Shares	16,000,000	12,815,421	$12,597	$29
Series B Convertible Preferred Shares	15,001,229	15,001,229	13,991	33
Series A-1 Convertible Preferred Shares	2,157,500	2,157,500	6,379	5
Series A Convertible Preferred Shares	628,400	628,400	1,180	1
Total Preferred Shares	33,787,129	30,602,550	$34,147	$68
Ordinary Shares
Ordinary A Shares	3,076,000	3,076,000	$350	$7
Ordinary Shares	56,924,000	2,729,677	—	6
Total Ordinary Shares	60,000,000	5,805,677	$350	$13

The preferred shares listed above carried certain preferential rights to conversion, dividends rights, liquidation preferences and voting rights over certain corporate actions.

Conversion Rights

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance, into such number of Ordinary Shares as is determined by dividing the original issue price paid for such shares by the conversion price in effect at that time for such share. The following table shows the number of shares to be issued upon conversion of the outstanding Preferred Shares and Ordinary A Shares:

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

	Number of Shares Issued and Outstanding	Number of Ordinary Shares to be Issued Upon Conversion
Preferred Shares
Series C Convertible Preferred Shares	12,815,421	12,815,421
Series B Convertible Preferred Shares	15,001,229	15,001,229
Series A-1 Convertible Preferred Shares	2,157,500	6,035,800
Series A Convertible Preferred Shares	628,400	1,061,900
Total Preferred Shares	30,602,550	34,914,350
Ordinary Shares
Ordinary A Shares	3,076,000	3,076,000

The Preferred Shares and Ordinary A Shares are automatically converted into Ordinary Shares upon consummation of a Qualified IPO, as defined in the Company’s Articles of Association. In addition, the Preferred A-1 Shares, the Preferred B Shares and the Preferred C Shares will be automatically converted into Ordinary Shares upon the affirmative vote of at least 75% of the preferred shareholders of each such series. The Preferred A Shares will be automatically converted into Ordinary Shares immediately prior to the closing of an M&A Transaction, as defined in the Company’s Articles of Association.

Each Ordinary A Share is convertible, at the option of the holder, at any time after the date of issuance, into Ordinary Shares on a one-to-one basis. The Ordinary A Shares are automatically converted into Ordinary Shares upon the closing of an initial public offering of the Company’s shares or an M&A transaction, as defined in the Company’s Articles of Association. In addition, the Ordinary A Shares will be automatically converted into Ordinary Shares upon the transfer of such shares from the original owner to any other holder, other than a Permitted Transferee as provided in the Company’s Articles of Association. The Company may at any time, at its sole discretion, convert all issued and outstanding Ordinary A Shares into Ordinary Shares on a one-to-one basis by notifying the holders in writing to that effect and after paying the holders thereof an aggregate sum equal to the number of Ordinary A Shares held by such holder, multiplied by $0.114 per share plus accumulated interest at the rate of 4% compounded annually from the date of original issuance.

Voting Rights

The Preferred Shares carry voting rights equal to one vote per share, on an as-converted basis. The Ordinary Shares carry voting rights equal to one vote per share.

Dividends

Prior to the consummation of a Qualified IPO or M&A Transaction, as defined in the Company’s Articles of Association, the holders of Preferred C Shares are entitled to a preference over all other shareholders of the Company in the event that the Company declares or distributes dividends to receive, prior to distribution of any dividends to holders of any other shares of the Company, an amount equal to 8% of the Original Issue Price per share for each Preferred C Share per annum which shall accrue annually on a cumulative basis for the period from the issuance of such Preferred C Share until the payment of any dividend hereunder and thereafter until from such dividend payment date until the next dividend payment date (the “Preferred C Dividend Preference”). If the amount declared or distributed is less than the amount needed to pay the full Preferred C Dividend Preference, such holders are entitled to receive a pro rata portion of the amount distributed, based on the amount of Preferred C Dividend Preference to which each holder is entitled.

After payment in full of the Preferred C Dividend Preference, and prior to the consummation of a Qualified IPO or an M&A Transaction, the holders of Preferred A-1 Shares and Preferred B Shares (together, the “Preferred A/B Shares”) are entitled to a preference over all other shareholders of the Company in the event

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

that the Company declares or distributes dividends, to receive an amount per share equal to 8% of the Original Issue Price for each Preferred A/B Share per annum which shall accrue annually on a cumulative basis for the period from the issuance of such Preferred A/B Share until the payment of any dividend hereunder and thereafter until from such dividend payment date until the next dividend payment date (the “Preferred A/B Dividend Preference”). If the amount declared or distributed to the holders of Preferred A/B Shares is less than the amount needed to pay the full Preferred A/B Dividend Preference, such holders are entitled to receive a pro rata portion of the amount distributed to the holders of Preferred A/B Shares, based on the amount of Preferred A/B Dividend Preference to which each holder is entitled.

After payment of the Preferred C Dividend Preference and payment of the Preferred A/B Dividend Preference, any remaining distributions shall be distributed ratably to the holders of all the Ordinary Shares and Preferred Shares treating the Preferred Shares and the Ordinary A Shares on an as converted basis in proportion to the number of shares then held by them.

Under Israeli law, a company may declare dividends only out of retained earnings, or earnings over the two most recent fiscal years, whichever is higher, provided that the company reasonably believes that the dividend will not render it unable to meet its current or foreseeable obligations when due.

Liquidation Rights

In the event of a liquidation, dissolution, winding up of the Company, or an M&A Transaction (a “Liquidation Event”), the holders of the Preferred C Shares are entitled to receive on a pro rata basis amongst themselves, prior and in preference to any distribution to other shareholders of the Company, an amount equal to $0.78031 per Preferred C Share plus interest at the rate of 8% per annum, compounded annually, from the original issue date of such Preferred C Shares to the date of such liquidation event, less the Preferred C Dividend Preference or any other dividends actually received on account thereof, plus an amount equal to declared but unpaid dividends on each Preferred C Share (the “C Preference”). Thereafter, holders of the Preferred B Shares are entitled to receive on a pro rata basis amongst themselves, prior and in preference to any distribution to other shareholders of the Company, an amount equal to $0.67844 per Preferred B Share plus interest at the rate of 8% per annum, compounded annually, from the original issue date of such Preferred B Shares to the date of such liquidation event, less the Preferred A/B Dividend Preference or any other dividends actually received on account thereof, plus an amount equal to declared but unpaid dividends on each Preferred B Share (the “B Preference”). Thereafter, holders of the Preferred A-1 Shares are entitled to receive on a pro rata basis amongst themselves, prior and in preference to any distribution to other shareholders of the Company, an amount per Preferred A-1 Share equal to the original issue price plus interest at the rate of 8% per annum, compounded annually, from the original issue date of such Preferred A-1 Shares to the date of such liquidation event, less the Preferred A/B Dividend Preference or any other dividends actually received on account thereof, plus an amount equal to declared but unpaid dividends on each Preferred A-1 Share (the “Full A-1 Preference”).

If, following payment of two-thirds of the Full A-1 Preference there remain assets available for distribution, such assets shall be distributed pro-rata to the holders of Preferred A-1 Shares and Preferred A Shares in accordance with and only up to the Full A-1 Preference and the A Preference. The “A Preference” means that each Preferred A Share shall entitle the holder to receive, prior to and in preference to any distribution to the holders of Ordinary Shares, the original issue price paid in respect of such Preferred A Share plus interest at the rate of 8% per annum, compounded annually, from the original issue date of such Preferred A Share to the date of such liquidation event, less the amount of dividends from the Company actually received on account thereof, plus an amount equal to declared but unpaid dividends on each Preferred A Share. However, in the event that the total value of the assets and funds remaining to be distributed per Ordinary Share (assuming for purposes of such calculation (i) the conversion of all Preferred Shares and Ordinary A Shares into Ordinary Shares (ii) the distribution of the C Preference, the B Preference and Full A-1 Preference and (iii) no distribution of any A Preference) is equal to or greater than four times the original issue price of the Preferred A Shares, then the entire assets and funds of the Company legally available for distribution, following the distribution of the C Preference, the B Preference and Full A-1

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

Preference, shall be distributed ratably to the holders of all the Ordinary Shares and the Preferred Shares in proportion to their relative holdings in the Company on an as-converted basis.

Following the payment in full of all liquidation preferences of all the different classes of Preferred Shares outlined above and the Employees Bonus, as defined in the Company’s Articles of Association, the Ordinary A Shares will entitle their holders to receive from assets and funds legally available for distribution per each Ordinary A Share, an amount equal to $0.114 per share (the “Ordinary A Liquidation Preference”). Thereafter, the remaining assets and funds of the Company legally available for distribution shall be distributed ratably to the holders of all Ordinary Shares and Preferred Shares in proportion to their relative holdings in the Company on an as-converted basis.

Trust Shares

In May 2006, the Company reacquired 31,500 Ordinary Shares from a shareholder for $19. These Ordinary Shares were held in trust for the benefit of grantees under the Company’s 2003 Omnibus Stock Option and Restricted Stock Incentive Plan. During 2006, these Ordinary Shares were used to satisfy ordinary share issuances. As of December 31, 2006, there were no remaining shares held in trust.

Warrants

The following table summarizes information regarding outstanding warrants to purchase Ordinary Shares of the Company issued to service providers as of December 31, 2006 and June 30, 2007 (unaudited):

Underlying security	Number of Warrants	Strike Price	Issuance Date	Exercisable Through
Warrants to purchase ordinary shares	93,600	$0.34	June 2003	The earlier of June 2013, the closing of an IPO or an M&A transaction
Warrants to purchase ordinary shares	182,200	par value	February 2001	February 2011
Warrants to purchase ordinary shares	43,000	par value	July 2000	Unlimited
Total warrants to purchase ordinary shares	318,800
8.	Stock Options

The Company maintains the 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (the “Option Plan”) pursuant to which incentive and nonqualified stock options and stock purchase rights to purchase the Company’s ordinary shares may be granted to officers, employees, directors and consultants. As of June 30, 3007, the Company has reserved 18,712,125 shares for issuance under the Option Plan. The Option Plan is administered by the compensation committee of the board of directors (the “Plan Administrator”).

The Plan Administrator determines the exercise price and vesting schedules for stock options granted under the Option Plan on the date of grant. Stock option grants generally vest over a four-year period and generally have contractual terms of ten years.

Restricted share awards issued under the Option Plan provide that shares awarded may not be sold or otherwise transferred until restrictions established by the underlying agreements have elapsed. Upon termination of employment, shares upon which restrictions have not lapsed are deemed forfeited by the grantee and transferred to and reacquired by the Company at their original purchase price.

In the event of a liquidation, dissolution or change in control transaction, the options may be assumed or substituted by the successor company. If Options are not assumed or substituted by the successor company, the Plan Administrator may (but shall not be obligated to) either accelerate the vesting of the unvested stock options or provide for the cancellation of the stock options in exchange for a cash payment.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

The following table summarizes stock option activity for the year ended December 31, 2006 and the six months ended June 30, 2007 (unaudited):

	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price
Options outstanding at January 1, 2006	2,933,693	10,343,574	$0.356
Additional shares reserved	541,025	—	—
Granted	(2,469,767)	2,469,767	0.886
Issuance of restricted shares	(696,298)	—	0.800
Exercised	—	(89,846)	0.307
Forfeited	448,904	(448,904)	0.496
Options outstanding at December 31, 2006	757,557	12,274,591	0.458
Additional shares reserved	4,500,000	—	—
Granted	(1,764,050)	1,764,050	2.158
Issuance of restricted shares	(240,000)	—	0.830
Exercised	—	(1,051,750)	0.347
Forfeited	740,725	(740,725)	0.595
Options outstanding at June 30, 2007 (unaudited)	3,994,232	12,246,166	$0.704

The following table summarizes information about stock options outstanding under the Option Plan as of December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding at December 31, 2006	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable at December 31, 2006	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
$0.01-$0.34	582,000	6.43	$0.257	582,000	6.43	$0.257
$0.34	6,134,535	6.86	0.340	5,700,051	6.85	0.340
$0.40	3,183,289	8.19	0.400	1,820,172	8.15	0.400
$0.83	1,240,239	9.17	0.830	333,740	9.24	0.830
$0.95	1,134,528	9.79	0.950	52,275	9.98	0.950
	12,274,591	7.69	$0.458	8,488,238	7.21	$0.370

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

The following table summarizes information about stock options outstanding under the Option Plan as of  June 30, 2007 (unaudited):

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding at June 30, 2007	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable at June 30, 2007	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
$0.01-$0.34	69,000	2.93	$0.002	69,000	2.93	$0.002
$0.34 - $0.40	8,385,049	6.69	0.356	7,477,068	6.61	0.353
$0.83 - $0.95	2,045,567	9.02	0.894	577,080	8.84	0.850
$1.75 - $2.02	1,616,550	9.78	1.947	—	—	—
$5.02	130,000	10.00	5.020	—	—	—
	12,246,166	7.50	$0.704	8,123,148	6.74	$0.385

The total intrinsic value of options outstanding and exercisable as of December 31, 2006 was $15,865 and $11,712, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $130. The total intrinsic value of options outstanding and exercisable as of June 30, 2007 was $52,860 and $37,652, respectively (unaudited). The total intrinsic value of options exercised during the six months ended June 30, 2006 and 2007 was approximately $13 and $4,914, respectively (unaudited).

Management and the Company’s board of directors determined the fair value assigned to the Ordinary Shares in order to calculate compensation resulting from the grants of employee options. In determining fair value, management and the board of directors considered a number of factors, including independent valuations and appraisals by BDO Ziv Haft Consulting & Management Ltd, an independent valuation specialist.

The weighted average fair value of options granted during the year ended December 31, 2006 was $0.52 per share. The weighted average fair values of options granted during the six months ended June 30, 2006 and 2007 were $0.492 and $1.38 per share, respectively (unaudited). All stock options were granted with an exercise price equal to the fair value of the underlying Ordinary Shares as of the date of grant.

As of December 31, 2006 and June 30, 2007 (unaudited), there was approximately $1,556 and $3,758, respectively, of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of 2.90 years.

Restricted Shares

In June 2006, the Company issued 696,298 restricted ordinary shares (the “Restricted Shares”) to an executive in exchange for $557. The Restricted Shares have graded vesting over a period of four years and are subject to repurchase at cost in the event of the early termination of the executive’s employment with the Company. In accordance with SFAS 123R, the Company has classified the full value of the amount subject to repurchase as a liability in the accompanying consolidated balance sheet. The Company recognized during 2006 share-based compensation expenses of $38 out of a total $261 in connection with the issuance of the Restricted Shares, using the straight-line method over the vesting period. As of December 31, 2006 all of the Restricted Shares were unvested. As of June 30, 2007, 507,718 of the Restricted Shares were unvested (Unaudited).

In January 2007, the Company issued 240,000 restricted ordinary shares (the “Additional Restricted Shares”) to a newly hired executive in exchange for $199. The Additional Restricted Shares have graded vesting over a period of four years and are subject to repurchase at cost in the event of the early termination

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

of the executive’s employment with the Company. In accordance with SFAS 123R, the Company has classified the full value of the amount subject to repurchase as a liability in the accompanying consolidated balance sheet. The Company recognized share-based compensation expenses of $34 out of a total $273 during the six months ended June 30, 2007 (unaudited) in connection with the issuance of the Additional Restricted Shares, using the straight-line method over the vesting period. As of June 30, 2007, all of the Additional Restricted Shares were unvested (Unaudited).

9.	Income Taxes

The Company’s consolidated provision for income taxes and deferred tax assets and liabilities are computed based on a combination of the Israeli tax rates on its Israeli income, the United States tax rates on its United States income as well as the tax rates of other jurisdictions where it conducts business.

Taxation of Israeli Income

The Company has received approval as an Approved Enterprise in Israel under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), for one of the Company’s investment programs and is therefore eligible for Israeli tax benefits. Pursuant to these benefits, the Company may enjoy a tax exemption from Israeli taxes on income derived during the first two years in which each investment program produces taxable income, subject to certain timing restrictions, provided that it does not distribute such income as a dividend. In addition, the Company will enjoy a reduced tax rate of 10% to 25%, depending upon the level of foreign ownership of the Company, for an additional period of up to a total of 8 years from when the tax exemption ends. The benefit period has not yet commenced.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the law and the regulations published thereunder, and the instruments of approval for the specific investments in the Approved Enterprise. If the Company fails to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006 and June 30, 2007, management believes that the Company’s Israeli subsidiary is meeting the aforementioned conditions.

The tax-exempt income attributable to the Approved Enterprise can be distributed to stockholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently between 10% to 25% for an Approved Enterprise). The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Should the Company derive income in Israel from sources other than the Approved Enterprise during the period of benefits, such income will be taxable at regular Israeli corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

In September 2004 and in July 2005, the Israeli parliament passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

Net Operating Loss Carryforwards

As of December 31, 2006, the Company had generated net operating loss carryforwards of approximately $4,200in Israel and $1,900 in the U.K., both of which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2006, the Company had combined net operating loss carryforwards of $8,200 for United States federal tax purposes. If not utilized, these carryforwards will begin to expire in 2021.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change of ownership, utilization of the carryforwards is restricted.

Deferred Taxes

Deferred tax assets are comprised of the following:

December 31, 2006
Net operating loss carryforwards	$1,278
Accrued vacation	93
Gross deferred tax assets	1,371
Less: valuation allowance	(1,371)
Net deferred tax asset	$—

FAS 109 requires that a valuation allowance be recorded when it is more likely than not that deferred tax assets will not be realized. SFAS 109 also provides that deferred tax assets arising from net operating loss carryforwards must be valued based on the statutory tax rate that is in effect in the period that the tax losses reverse or will be utilized. Since, as noted above, the Company has qualified as an Approved Enterprise in Israel, the statutory tax rate at which its Israeli tax losses reverse is 0%, while the tax rates at which the tax losses in the United States and U.K. reverse are 35% and 30%, respectively. Since the Company has incurred net losses in the United States and in the U.K. and future income is uncertain, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2006.

Reconciliation of Effective Tax Rate

The following table provides a reconciliation of the theoretical tax expense, assuming all income is taxes at the applicable statutory tax rate, and the actual provision for income taxes:

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

Year Ended December 31,
2006
Income before provision for income taxes	$1,797
Theoretical tax at statutory rates	557
Deferred taxes on losses, reserves and allowances for which a valuation allowance was provided	105
Tax adjustment with respect to the “Approved Enterprise” status	(927)
Non-deductible expenses	265
Provision for income taxes	$—
10.	Commitments and Contingencies

Leases

The Company leases offices and certain motor vehicles under noncancelable operating leases with various expiration dates through 2010. Lease expenses for the year ended December 31, 2006 amounted to approximately $1,547. Future minimum lease payments under noncancelable leases at December 31, 2006 are as follows:

Years ending December 31,
2007	$1,203
2008	798
2009	370
2010	254
Total minimum lease payments	$2,625

Royalties

The Company participates in programs financed by the Israeli Government for the support of research and development activities. As of December 31, 2006, the Company had obtained grants for certain of its research and development projects from the OCS in the aggregate amount of $5,280 and accrued interest thereon of $303. The Company is obligated to pay royalties to the OCS at the rate of 3% to 5% based on the sales of the products and other related revenues generated by such projects, up to 100% of the grants received and the related accrued interest. The contingent liability to the OCS is linked to the U.S. dollar and bears interest on an annual basis at the applicable rate of LIBOR as of the dates that the grants were received. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

As of December 31, 2006, the Company paid or accrued royalties to OCS in the amount of $1,803. As such, the Company’s remaining contingent liability to OCS was $3,780 as of December 31, 2006.

As of June 30, 2007 (unaudited), the Company had obtained grants for certain of its research and development projects from the OCS in the aggregate amount of $5,273 and accrued interest thereon of $363. As of June 30, 2007 (unaudited), the Company paid or accrued royalties to OCS in the amount of $2,600. As such, the Company’s remaining contingent liability to OCS was $3,036 as of June 30, 2007 (unaudited).

Royalties accrued or paid are included as a component of cost of revenues in the accompanying consolidated financial statements.

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

Indemnifications

The Company enters into various indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company typically indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally its business partners or customers, in connection with (among other things) any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company’s service offering. The term of these indemnification agreements is generally perpetual any time after execution of the agreement, subject to applicable statutes of limitations. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unspecified. To date, the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company also, in accordance with its by laws, indemnifies certain officers and employees for certain events or occurrences, subject to certain limits, while the officer or employee is or was serving at its request in such capacity. The term of the indemnification period is indefinite. The maximum amount of potential future indemnification is unspecified. The Company has no reason to believe that there is any material liability for actions, events or occurrences that have occurred to date.

11.	Geographic Segment Information

The Company has adopted Statement of Financial Accounting Standards No. 131, Disclosure About Segments of an Enterprise and Related Information (“SFAS 131”). The Company has determined that it operates through one reportable segment. The Company’s chief operating decision maker, its chief executive officer, reviews financial information and makes resource allocation decision on a combined basis. The Company’s operating segment is designing, developing, selling and marketing enterprise software solutions for operational risk management. The Company’s principal sales and marketing operations are maintained in the United States and Europe. The Company maintains development operations in Israel. The Company attributes geographic revenues based on the location of the customer.

Geographic information as of and for the year ended December 31, 2006 are as follows:

Revenues
United States	$22,424
Israel	1,158
Europe	2,585
Other	306
$26,473
Long-lived assets
United States	$182
Israel	270
Europe	57
$509
12.	Employee Benefit Plans

The Company’s United States subsidiary maintains a defined contribution plan (the “401k Plan”), which qualifies as a tax deferred savings plan under Section 401(k) of the IRC. Eligible U.S. employees are able to contribute a percentage of their pretax salaries, subject to certain IRC limitations. The plan provides for employer matching contributions to be made at the discretion of the board of directors. During the year ended December 31, 2004, 2005 and 2006, no such matching contributions were made. The Company amended the 401k Plan effective January 1, 2007, to provide for employer matching contributions equal to 50% of the first 6% of participating employee contributions. The employer contributions will vest on a

Actimize Ltd. and Subsidiaries Notes to Consolidated Financial Statements U.S. dollars in thousands (except share and per share data)

straight-line basis over a period of four years measured from each employee’s date of hire. Accordingly, the Company recorded $166 during the six months ended June 30, 2007 (unaudited).

13.	Interest and Other Income, Net

Interest and other income, net consists of the following:

Year Ended December 31,
2006

Interest and other income:
Interest income	$582
Foreign currency gains	377
959
Financial expenses:
Bank charges	64
Foreign currency losses	324
Other	13
401
Interest and other income, net	$558
14.	Subsequent Events (unaudited)

On July 2, 2007, the Company entered into a merger agreement with Nice Systems Ltd., an Israeli company (“Buyer”), and Nemo Acquisitions Ltd., an Israeli company controlled and owned by Buyer (“Sub”), which provides, among other things, for the merger of Sub with and into the Company, as a result of which, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving entity. The aggregate consideration to be received in the merger is $282,000 (the “Merger Consideration”), which is comprised of approximately 80% cash consideration (approximately $227,100) and approximately 20% in shares of the Buyer (approximately $54,900). The Merger Consideration will be distributed to all the shareholders of the Company, after giving effect to any liquidation preferences of the Preferred Shares, to the extent applicable, and to the holders of vested options, warrants and restricted shares. $2,500 will be deducted from the Merger Consideration for payment of a portion of the investment banking fees incurred by the Company in connection with the merger. All other fees and expenses are borne by the Buyer. All unvested options and unvested restricted shares will be rolled over into unvested options and unvested restricted shares of the Buyer, in accordance with the mechanism set forth in the merger agreement.